U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 5/A

               Annual Statement of Changes in Beneficial Ownership

               Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

___      Check this box if no longer subject to Section 16.  Form 4 or Form 5 obligations may continue.  See Instructions 1(b).
___      Form 3 Holdings Reported
___      Form 4 Transactions Reported

1.       Name and Address of Reporting Person

         Daniel McKeithan
         8539 Via De Los Libros
         Scottsdale, AZ  85258-3508


2.       Issuer Name and Ticker or Trading Symbol

         Immucor, Inc./BLUD

3.       IRS or Social Security Number of Reporting Person (Voluntary)

         ###-##-####

4.       Statement for Month/Year

         5/00

5.       If Amendment, Date of Original (Month/Year)

         NA

6.       Relationship of Reporting Person to Issuer (check all applicable)

         X        Director
                  Officer (give title below)
                  10% Owner
                  Other (specify below)


TABLE I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.       Title of Security   (Instr.3)

         Common Stock, $.10 par value

2.       Transaction Date (Month/Day/Year)

          10/11/99


3.       Transaction Code (Instr. 8)

          P


4.       Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

         Amount               (A) or (D)        Price
          3,750                 (A)             $ 5.40


5.       Amount of Securities               6.  Ownership Form:
         Beneficially Owned at                   Direct (D) or Indirect (I)
         End of Issuer's Fiscal                  (Instr. 4)
         Year (Instr. 3 and 4)

         55,028   (as previously reported)              D
          3,750                                         D
         ------
         58,778


7.       Nature of Indirect
         Beneficial Ownership
         (Instr. 4)

           NA
           NA


TABLE II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
           (e.g., puts, calls, warrants, options, convertible securities)

1.       Title of Derivative Security (Instr. 3)

a.       Stock Option - Right to buy
b.       Stock Option - Right to buy


2.       Conversion or Exercise Price of Derivative Security

a.       $ 12.375
b.       $  5.400

3.       Transaction Date (Month/Day/Year)

a.       06/17/99
b.       10/11/99

4.       Transaction Code (Instr. 8)

a.       A
b.       X

5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

                (A)                         (D)
         a.   10,000
         b.                                (3,750)

6.       Date Exercisable and Expiration Date (Month/Day/Year)

         Date Exercisable           Expiration Date
a.       06/17/01                   06/17/09
b.       12/07/91                   12/07/99


7.       Title and Amount of Underlying Securities (Instr. 3 and 4)

         Title                                       Amount or Number of Shares
a.       Common Stock, $.10 par value                10,000
b.       Common Stock, $.10 par value                 3,750


8.       Price of Derivative Security (Instr. 5)

         NA

9.       Number of Derivative Securities Beneficially Owned at End of Year
          (Instr. 4)

          3,750  (as previously reported)
a.       10,000
b.       (3,750)
         -------
         10,000

10.      Ownership Form of Derivative Security:  Direct (D) or Indirect (I)
           (Instr. 4)

         D

11.      Nature of Indirect Beneficial Ownership (Instr. 4)

         NA

Explanation of Responses:

NA


/s/ Daniel McKeithan by Steven C. Ramsey as Power of Attorney
Signature of Reporting Person

7/17/00
Date